EXHIBIT 12.1

Kite Realty Group

Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Nine Months ended	Years ended December 31
	September 30, 2011	2010	2009	2008	2007	2006
Earnings:
Net income (loss) from continuing operations	$68,994	$(9,186,140)	$4,939,365	$10,183,056	$13,876,074	$11,601,854
Add:
Income taxes expense (benefit)	72,728	265,986	(22,293)	1,927,830	761,628	965,532
Fixed charges, net of capitalized interest	18,336,023	28,560,292	27,350,287	29,649,915	26,257,879	21,528,608
Distributions and income from majority-owned unconsolidated entity	—	—	381,514	825,747	621,793	504,713
Less:
(Loss) income from unconsolidated entities	(244,447)	51,964	(226,041)	(842,425)	(290,710)	(286,452)
Earnings before fixed charges and preferred dividends	$18,233,298	$19,692,102	32,422,832	41,744,123	41,226,664	34,314,255

Fixed charges:
Interest expense	$18,310,016	$28,532,440	$27,151,054	$29,372,181	$25,965,141	$21,221,758
Capitalized interest	6,488,949	8,807,062	8,892,218	10,061,770	12,824,398	10,680,000
Interest within rental expense	26,007	27,852	20,056	16,690	16,673	16,673
Fixed charges of unconsolidated entities	—	—	179,177	261,044	276,065	290,177
Total fixed charges	24,824,972	37,367,354	$36,242,505	$39,711,685	$39,082,277	$32,208,608
Preferred dividends	4,331,250	376,979	—	—	—	—
Total fixed charges and preferred dividends	$29,156,222	$37,744,333	$36,242,505	$39,711,685	$39,082,277	$32,208,608

Ratio of earnings to fixed charges and preferred dividends	(1)	(2)	(3)	1.05	1.05	1.07

(1)
The ratio is less than 1.0; the amount of coverage deficiency for the nine months ended September 30, 2011 was $10.9 million.  The calculation of earnings includes $27.9 million of non-cash depreciation expense.

(2)
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2010 was $18.1 million.  The calculation of earnings includes $40.7 million of non-cash depreciation expense.

(3)
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2009 was $3.8 million.  The calculation of earnings includes $32.1 million of non-cash depreciation expense.